ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS SUPPLEMENT

DATED JULY 30, 2024 AND PROSPECTUS DATED AUGUST 12, 2022)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBERS 333-266814, 333-266814-01 and 333-266814-02

GLP Capital, L.P.

GLP Financing II, Inc.

This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the accompanying Prospectus (as supplemented through and including the date hereof, the “Preliminary Prospectus”). The information in this term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Other information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Preliminary Prospectus.

Terms Applicable to the 5.625% Senior Notes due 2034 (the “2034 notes”)

Title of Security:	5.625% Senior Notes due 2034

Principal Amount:	$800,000,000

Coupon (Interest Rate):	5.625% per annum

Benchmark Treasury:	UST 4.375% due May 15, 2034

Benchmark Treasury Yield:	4.143%

Spread to Benchmark Treasury:	+160 basis points

Yield to Maturity:	5.743%

Scheduled Maturity Date:	September 15, 2034

Public Offering Price:	99.094% of the principal amount plus accrued interest, if any, from August 6, 2024

Optional Redemption:

Make-whole call at T+25 basis points

In addition, on or after June 15, 2034 (3 months prior to the maturity date of the 2034 notes), the Issuers may redeem the 2034 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2034 notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN Numbers:	361841 AT6 (CUSIP) US361841AT63 (ISIN)

Interest Payment Dates:	March 15 and September 15 of each year, commencing on March 15, 2025

Record Dates:	March 1 and September 1 of each year

Terms Applicable to the 6.250% Senior Notes due 2054 (the “2054 notes”)

Title of Security:	6.250% Senior Notes due 2054

Principal Amount:	$400,000,000

Coupon (Interest Rate):	6.250% per annum

Benchmark Treasury:	UST 4.250% due February 15, 2054

Benchmark Treasury Yield:	4.410%

Spread to Benchmark Treasury:	+190 basis points

Yield to Maturity:	6.310%

Scheduled Maturity Date:	September 15, 2054

Public Offering Price:	99.183% of the principal amount plus accrued interest, if any, from August 6, 2024

Optional Redemption:

Make-whole call at T+30 basis points

In addition, on or after March 15, 2054 (6 months prior to the maturity date of the 2054 notes), the Issuers may redeem the 2054 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2054 notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN Numbers:	361841 AU3 (CUSIP) US361841AU37 (ISIN)

Interest Payment Dates:	March 15 and September 15 of each year, commencing on March 15, 2025

Record Dates:	March 1 and September 1 of each year

Terms Applicable to the 2034 notes and the 2054 notes (collectively, the “notes”)

Issuers:	GLP Capital, L.P. (the “Operating Partnership”) and GLP Financing II, Inc. (together with the Operating Partnership, the “Issuers”)

Guarantor:	Gaming and Leisure Properties, Inc.

Distribution:	SEC Registered (Registration Nos. 333-266814, 333-2266814-01 and 333-266814-02)

Trade Date:	July 30, 2024

Settlement Date:

August 6, 2024 (T+5)

The settlement date of the notes is expected to be August 6, 2024, the fifth business day following the trade date (such settlement date being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the notes initially settle in T+5 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

Use of Proceeds:

The estimated net proceeds from the offering are expected to be approximately $1,177.2 million after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuers.

The Issuers intend to use the net proceeds of this offering for working capital and general corporate purposes, which may include the funding of announced transactions, development and improvement of properties, repayment of indebtedness, capital expenditures and other general business purposes.

Joint Book-Running Managers:

Wells Fargo Securities, LLC

Citizens JMP Securities, LLC

Fifth Third Securities, Inc.

Truist Securities, Inc.

M&T Securities, Inc.

Mizuho Securities USA LLC

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

KeyBanc Capital Markets Inc.

RBC Capital Markets, LLC

Barclays Capital Inc.

Scotia Capital (USA) Inc.

BofA Securities, Inc.

J.P. Morgan Securities LLC

Capital One Securities, Inc.

Goldman Sachs & Co. LLC

Citigroup Global Markets Inc.

Centerview Partners LLC

CBRE Capital Advisors, Inc.

The Guarantor and the Issuers have filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Guarantor has filed with the SEC that are incorporated by reference into the Preliminary Prospectus for more complete information about the Issuers, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Wells Fargo Securities, LLC by calling 1-800-645-3751, Citizens JMP Securities, LLC by calling 1-617-725-5500, Fifth Third Securities, Inc. by calling 1-866-531-5353, or Truist Securities, Inc. by calling 1-800-685-4786.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.